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                            INTERWORLD CORPORATION
                         395 Hudson Street, 6th Floor
                           New York, New York 10014



                                                        November 6, 1998

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                    Re:   InterWorld Corporation
                          Registration Statement on Form S-1
                          File No. 333-59577
                          ----------------------------------

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, InterWorld Corporation (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-59577) (the "Registration Statement"), effective immediately. The Registration Statement is being withdrawn due to adverse market conditions affecting the Company's proposed offering. We hereby advise you that none of the securities covered by the Registration Statement have been offered or sold.

                                                Very truly yours,

                                                INTERWORLD CORPORATION



                                                /s/ Michael J. Donahue
                                                ----------------------
                                                Michael J. Donahue
                                                Chairman